UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Internap Network Services Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

45885A300
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Dorothy An
Internap Network Services Corporation
250 Williams Street
Atlanta, GA 30303
(404) 302-9700
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$7,398,262	$792

__________
*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $7,398,262 calculated using the Black-Scholes method based upon the average of the high and low prices of the issuer’s common stock as reported on the American Stock Exchange on July 31, 2006.

**
The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.  The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on August 30, 2006.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

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EXPLANATORY NOTE

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed by Internap Network Services Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 30, 2006, as amended by Amendment No. 1 to the Schedule TO filed by the Company with the Commission on August 30, 2006, as amended by Amendment No. 2 to the Schedule TO filed by the Company with the Commission on September 6, 2006 and as amended by Amendment No. 3 to the Schedule TO filed by the Company with the Commission on September 14, 2006 (collectively, the “Schedule TO”), is the final amendment and reports the results of the offer by the Company to exchange outstanding options to purchase shares of its common stock, par value $0.001 per share, on the terms and subject to the conditions described in the Exchange Offer, dated August 30, 2006, and related attachments thereto, as the same were subsequently amended and supplement by the exhibits attached to Amendment No. 2 to the Schedule TO and Amendment No. 3 to the Schedule TO (collectively, the “Exchange Offer”).

 ITEM 4. Terms of the Transaction.

The Exchange Offer expired at 11:59 p.m., U.S. Eastern Time, on September 27, 2006. Employees of the Company eligible to participate in the Exchange Offer tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 344,987 shares of Common Stock, representing 49.4% of the total shares of Common Stock underlying options eligible for exchange in the Exchange Offer. The Company will issue or has already issued replacement options to purchase an aggregate of 179,043 shares of Common Stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each replacement option granted in the Exchange Offer is $14.46, which is the average of the closing prices of the Common Stock as reported by the American Stock Exchange and the NASDAQ Global Market, as applicable, for the 15 consecutive trading days ending immediately prior to the grant date of the replacement options.

We have already or will promptly send each employee whose eligible options have been tendered and accepted for cancellation a Rights Letter, substantially in the form of Exhibit (a)(1)(G) to the Schedule TO.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Internap Network Services Corporation

By:	/s/ David Buckel
Name:	David A. Buckel
Title:	Vice President and Chief Financial Officer
Date:	October 3, 2006

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